WILLAMETTE VALLEY VINEYARDS Elena Castaneda Hammond <elena.hammond@wvv.com> [Test] Over $7.5 million raised Take action now to be a winery Owner 1 message Jim Willamette Valley Vineyards <stock.offering@wvv.com> Reply-To: us20-bd92356ad7-7997d623c8@inbound.mailchimp.com To: "<< Test First Name >>" <elena.hammond@wvv.com> Fri, Oct 22, 2021 at 1:11 PM View this email in your browser Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 11, 2021) Filed Pursuant to Rule 424(b )(2) Registration Statement No. 333-236080. WILLAMETTE VALLEY VINEYARDS From the desk of Jim Bernau Dear << Test First Name>>, After launching our Preferred Stock Offering earlier this year, we've already received more than $7.5 million in subscriptions - approximately threequarters of the Preferred Stock available. Please consider joining us as a Winery Owner as we build Domaine Willamette at Bernau Estate Vineyard in the Dundee Hills and take our classic wines to new Tasting Room & Restaurant locations, all opening within the next two years. Our Preferred Stock Offering (NASDAQ: WWIP) is available directly from us. The price of $5.15 per share (offering an annual 4.27% dividend or wine credit with 15% more value) is available until December 31, 2021, unless sold out sooner. As an Owner, you will enjoy a 25% discount on wine purchases, monthly complimentary wine tastings, invitations to Owners-only experiences and other great benefits (see below). Subscribe Now

People like you decide to become Owners for a variety of reasons. I'd like to share what some of our Owners had to say recently about why they invest in Willamette Valley Vineyards: "I grew up in the Midwest, but now live in Oregon. As I fell in love with Oregon wine and learned about Willamette Valley Vineyards' place in that history, it inspired me to want to be a small part of it. The company has a special place in Oregon, as well as in the nation thanks to its early funding." – Wesley "Becoming an owner, even with a reasonably modest investment gave us an interest in a winery with excellent wines. It is a lot of fun spreading the word, having people over and even conjuring up some group tastings as 'Owners' with a wry smile. Besides, where else can you drink your dividends?" – John “I was reading the Sacramento Bee & saw this article about the first micro winery being built in Folsom. Yes, I was interested! I called & asked where I could buy some of WWs wine. I ordered just 3 bottles, we really liked it, so I bought in! It's really fun telling people we're part owners of a winery!" – Suzi ''After many years of enjoying their wines and special occasions at a few of the WVV wineries, I decided to become an owner. I love the feeling when I get to say ... I'm an Owner. And to get dividends back in wine is awesome!" – Heather To make an investment, please review the prospectus then submit the application and subscription agreement in one of three ways: 1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button. 2. Email it to stock.offering_@wvv.com. 3. Mail it to 8800 Enchanted Way SE, Turner, OR 97392. Agreements must be postmarked by December 31st to qualify for the $5.15 share price, unless first sold out. The minimum purchase is 300 shares ($1,545) and the maximum purchase is 2,300 shares ($11,845). Share price of any remaining stock will increase to $5.25 after December 31, 2021. If you have questions, please call (503) 588-9463, reply to this email or refer to our FAQ page.

Thank you for your support of our Oregon winery, Jim Bernau Founder /Winegrower Become a Winery Owner Benefits of Ownership • Option to take your dividend as a Wine Credit with 15% more value. • Discount of 25% off wine bottle purchases. • Complimentary wine tasting at any of our locations, including Maison Bleue & Pambrun in Walla Walla, and at future locations (once per month, by appointment). • Priority patio reservations at the Estate Tasting Room in the Salem Hills. • Discounted or complimentary admission to special events and experiences like VIP winery tours and blending experiences. • Priority to purchase limited-production wines and new releases. • Personalized winery business cards upon request; the initial set is complimentary.

• Invitations to Owner-exclusive events, including our Annual Owners' Weekend. • Regular email updates on winery developments. • Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador. Ownership Benefits Domaine Willamette at Bernau Estate Vineyard in the Dundee Hills Domaine Willamette will produce world-class methode champenoise sparkling wines with an underground aging cellar at the biodynamically-farmed Bernau Estate Vineyard. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore. Our signature Domaine Willamette wine will be distributed to wine shops and restaurants to showcase the Willamette Valley's capability in growing and producing sustainably-grown methode champenoise sparkling wines equal to the great Champagnes.

In this photo, you can see the cellar come to life as the carpenter carefully frames in the arched ceilings and sparkling wine bottle alcoves. Anticipated opening: 2022 New Tasting Room & Restaurant locations After successfully launching our first prototype in Folsom, California last year, we're expanding into some of Oregon and Southwest Washington's most exciting areas. Our new Tasting Room & Restaurants will bring the winery experience to our guests and offer Pacific Northwest-inspired dishes to pair with our classic Oregon wines. We'll also debut a new Membership option for guests and Owners to enjoy at these locations. Locations include Lake Oswego opening in early 2022 (first image above), Vancouver Waterfront opening in 2022 (second image above), Happy Valley and Bend. Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus. or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

Rainforest Alliance Certified Cork Natural cork reduces a wine's carbon footprint by up to 25% - The Drinks Business Willamette Valley Vineyards Open Daily 11 am - 6 pm (503) 588-9463 info@wvv.com 8800 Enchanted Way SE, Turner, OR 97392 You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2021 Willamette Valley Vineyards, All rights reserved.